UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission file number: 001-41188

ADS-TEC Energy Public Limited Company

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of Chief Accounting Officer

The board of directors (the “Board”) of ads-tec Energy PLC (the “Company”) was notified by Mr. Robert Vogt of his resignation as Chief Accounting Officer of the Company, with effect on May 31, 2023. In submitting his resignation, Mr. Vogt did not express any disagreement with the Company on any matter relating to the registrant’s operations, policies or practices.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: July 7, 2023	ADS-TEC ENERGY PLC

	By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	Chief Financial Officer

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